As filed with the Securities and Exchange Commission on   April 1, 2019. Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

UNICHARM CORPORATION

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Japan

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing shares of common stock of Unicharm Corporation	500,000,000 American Depositary Shares	$5.00	$25,000,000	$3,030.00
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles numbers 16, 17 and 19
(iii) The procedure for collection and distribution of dividends	Articles numbers 4, 13, 14, 15, 16 and 19
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles numbers 12, 16, 17 and 19
(v) The sale or exercise of rights	Articles numbers 14, 15, 16 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles numbers 3, 14, 16, 17, 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles numbers 21 and 22
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 12
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 9 and 25
(x) Limitation upon the liability of the depositary	Articles numbers 15, 19, 20 and 22

3. Fees and Charges	Article numbers 8 and 9

Item - 2. Available Information

Public reports furnished by issuer	Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of July 20, 2012 among Unicharm Corporation, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 1, 2019.

Legal entity created by the agreement for the issuance of depositary shares representing shares of common stock, of Unicharm Corporation.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Robert W. Goad
	Name:	Robert W. Goad
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Unicharm Corporation has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on April 1, 2019.

UNICHARM CORPORATION

By:	/s/ Takahisa Takahara
Name:	Takahisa Takahara
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 1, 2019.

/s/ Takahisa Takahara	President and Chief Executive Officer
Takahisa Takahara	(principal executive officer)

/s/ Eiji Ishikawa	Director
Eiji Ishikawa	Vice President and Managing Executive Officer

/s/ Shinji Mori	Director
Shinji Mori	Vice President and Managing Executive Officer

Director
Takeshi Mitachi

Director
Hiroko Wada

/s/ Gumpei Futagami	Director
Gumpei Futagami

/s/ Hirotatsu Shimada	Director
Hirotatsu Shimada	Executive Officer and General Manager
(principal financial officer)
(principal accounting officer)

/s/ Yashushi Takeda	Authorized Representative in the United States
Yashushi Takeda

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of July 20, 2012 among Unicharm Corporation, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification under Rule 466.